SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

October 30, 2006
Date of Report
(Date of Earliest Event Reported)

SONOSITE, INC.

(Exact Name of Registrant as Specified in Charter)

Washington	**0-23791**	**91-1405022**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

21919 30th Drive S.E., Bothell, Washington 98021-3904
(Address of Principal Executive Offices)   (Zip Code)

(425) 951-1200
(Registrant's Telephone Number, Including Area Code)

None
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e4(c))

Item 2.02   Results of Operations and Financial Condition.

On October 30, 2006, SonoSite, Inc. issued a press release announcing its financial results for the third quarter ended September 30, 2006. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated into this current report by reference.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On October 30, 2006, SonoSite, Inc. announced that Senior Vice President and Chief Operating Officer Bradley G. Garrett has elected to retire effective December 31, 2006. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated into this current report by reference.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

99.1   SonoSite, Inc. press release issued October 30, 2006, announcing its financial results for the third quarter ended September 30, 2006 and announcing the December 31, 2006 retirement of Bradley G. Garrett.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SonoSite, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOSITE, INC.

Dated: October 30, 2006   By: /s/   MICHAEL J. SCHUH

                                                                          Michael J. Schuh
                                                                          Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	SonoSite, Inc. press release issued October 30, 2006, announcing its financial results for the third quarter ended September 30, 2006 and announcing the December 31, 2006 retirement of Bradley G. Garrett.

Exhibit 99.1



SonoSite, Inc.
21919 30th Drive SE
Bothell, WA 98021-3904 USA

Telephone: 1.425.951.1200
Facsimile: 1.425.951.1201
www.sonosite.com

NEWS RELEASE

Contact: Mike Schuh – 425.951.1428
Anne Bugge – 425.951.1378

SONOSITE REPORTS THIRD QUARTER RESULTS
Conference call today at 1:30 PT/4:30ET

BOTHELL, WA – **October 30, 2006** – **SonoSite, Inc. (Nasdaq: SONO)**, the world leader in hand-carried ultrasound, today announced financial results for the third quarter and nine months ended September 30, 2006.

As the company previously disclosed in its news release issued on October 16, 2006, worldwide revenue in the third quarter of 2006 increased 16% to $40.3 million compared with $34.8 million in the third quarter of 2005. During the third quarter, total US revenue grew 15% to $23.4 million and international revenue grew 18% to $16.9 million compared with the prior year quarter. For the nine months of 2006, worldwide revenue grew 14% to $116.7 million compared with $102.3 million for the nine months of the prior year. US revenue accounted for 58% of third quarter revenue and 53% of year-to-date revenue in 2006.

For the third quarter of 2006, SonoSite reported net income of $475,000 or $0.03 per diluted share compared with net income of $1.4 million or $0.09 per diluted share in the third quarter of 2005. For the nine months of 2006, SonoSite reported net income of $1.4 million or $0.08 per diluted share compared with net income of $119,000 or $0.01 per diluted share in the comparable period of the prior year.

"As we communicated earlier this month, we saw strong performance in a number of key US sales territories and international markets during the third quarter, however the breadth of performance was not what we expected as we implemented new sales initiatives in the US and internationally," said Kevin M. Goodwin, SonoSite President and CEO. "With the integration of a new sales channel partner to address the physician office market we have substantially increased our US sales capacity to approximately 63 sales consultants. As we enter the year's seasonally strong fourth quarter we have our core direct sales reps now focused on the hospital point-of-care markets plus 18 new physician office reps. We are encouraged by the market activity we are seeing, the growing pipeline and the interest levels we are seeing at the fall trade shows. The MicroMaxx® system continues to be a strong performer. Hospital sales are up over 30% year-to-date. We expect to see the US growth rate regain momentum as we fully execute on this strategy."

"Internationally, a number of our subsidiaries showed excellent growth," added Mr. Goodwin. "With our new distribution partners in Germany and Japan and the strengthening of our organizations in China and India, we look for accelerating growth as we move into 2007."

In the third quarter of 2006, net income included a total of $1.5 million of stock-based compensation expense on an after tax basis and was comprised of $815,000 resulting from the adoption of FAS123R in January 2006 related to stock options and the employee stock purchase plan and $663,000 for the issuance of restricted stock units. Excluding all stock-based compensation, net income on a non-GAAP basis was $2.0 million in the third quarter of 2006 compared with
$1.5 million in the third quarter of 2005. Net income in the third quarter of 2005 included stock compensation expense on an after tax basis of $76,000 from the issuance of restricted stock units.

For the nine months of 2006, stock-based compensation expense on an after tax basis was $3.7 million with $2.3 million resulting from the implementation of FAS123R and $1.4 million for the issuance of restricted stock units. Excluding all stock-based compensation, net income on a non-GAAP basis for the nine months of 2006 was $5.1 million compared with $229,000 in the comparative period of 2005. Net income for the nine months of 2005 included stock compensation expense on an after tax basis of $110,000, from the issuance of restricted stock units.

Gross margin in the third quarter rose to 71.0% compared with 70.4% in the third quarter of 2005 primarily due to improved product mix. For the nine months of 2006, gross margin increased to 71.3% compared with 69.9% for the prior year nine months.

Excluding stock-based compensation, operating expenses grew 21% during the third quarter of 2006 to $26.9 million compared with $22.3 million in the third quarter of 2005. Operating expenses were higher due to continued investment in research and development, expanded clinical education and training programs, continued expansion of operations in Japan, Canada, Australia and growth in the company's European subsidiaries. Including stock-based compensation expense, operating expenses grew 30% to $29.2 million compared with $22.4 million in the third quarter of 2005, and 19% in the nine months of 2006 to $84.2 million.

As of September 30, 2006, cash, cash equivalents and investments totaled $86.0 million. For the nine months of 2006, cash, cash equivalents and investments grew by $15.2 million and inventories by
$4.0 million due to an increase in finished goods to support higher planned sales levels for the seasonally strong fourth quarter and an increase in demo inventory to support the previously mentioned clinical education initiatives and international expansion.

The company also announced that Bradley G. Garrett, Senior Vice President and Chief Operating Officer, has elected to retire at the end of 2006. "We thank Brad for his many important contributions to the company's success since he joined SonoSite in 2000 and wish him all the best in his future endeavors," Mr. Goodwin said. "Brad has built a highly capable and strong operations and R&D organization that will continue to drive our future growth. Brad's responsibilities will be undertaken by two respected and accomplished SonoSite executives. Jim Gilmore, Vice President, Engineering will oversee advanced development and all engineering functions and John Lowell, Vice President, Operations will oversee manufacturing and supply chain activities. Both Jim and John will become members of the Executive Committee and report directly to me," Mr. Goodwin added.

Company Outlook for 2006 and Preliminary Guidance for 2007

The company reiterated the guidance it provided in the previously referenced mid-October news release. For 2006, the company expects revenue growth of approximately 15% over that of 2005. GAAP pre-tax income is expected to be in a range of $8-9 million which includes stock-based compensation expense of approximately $8.3 million. Excluding stock-based compensation, pre-tax income is expected to double over the prior year.

"In looking at 2007, we are targeting full year revenue growth of at least 15-18% over that of 2006 and expect that quarterly revenue will follow their historical seasonal patterns," Mr. Goodwin said. "We are adopting a more conservative stance to our full year revenue projections to give time for our US and international initiatives to fully unfold. We continue to be positive on our outlook for the strong growth potential for the hand-carried market sector and our ability to maintain our leadership position. As we mentioned in our earlier October release, we plan to continue to expand our sales capacity in both US and international markets to fully capitalize on this potential and to increase research and development investment aimed at delivering exciting new disruptive products in 2007 and beyond. It continues to be our goal to deliver solid increases in operating and pre-tax income in 2007," Mr. Goodwin concluded.

The company plans to provide annual objectives in early 2007 after finalizing its budget process.

Non-GAAP Measures

This release includes measures that are not in accordance with generally accepted accounting principles (non-GAAP). Effective as of the beginning of 2006, the company adopted Financial Accounting Standards Board Statement No. 123R, which requires companies to recognize the compensation cost based on the fair value of stock-based awards in their financial statements. As a result, financial results for 2006 include stock-based compensation expense from options, an employee stock purchase plan and restricted stock units, however the financial results for 2005 do not include such stock-based compensation expense from options or the employee stock purchase plan because periods prior to January 1, 2006 are not required to be restated. We have provided non-GAAP financial information that includes all stock-based compensation expense; as well, we have provided a non-GAAP measure of adjusted net income excluding all stock-based compensation. We believe that it is useful to investors to understand how the expenses associated with stock-based compensation are reflected in our statements of operations. We include expense related to restricted stock units when excluding all stock-based compensation expense, since restricted stock grants were adopted as incentives in anticipation of the adoption of FAS 123R. For internal budgets, management uses financial statements that do not include stock-based compensation expense related to stock-based awards. Management also uses the non-GAAP measures, in addition to the corresponding GAAP measures, in reviewing the financial results. The non-GAAP information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Conference Call Information

SonoSite will hold a conference call today at 1:30 pm PT/4:30 pm ET. The call will be broadcast live and can be accessed via the "For Investors" Section of SonoSite's website at www.sonosite.com. A replay of the audio webcast will be available beginning October 30, 2006, 4:30 pm (PT) until November 30, 2006, midnight (PT) by dialing toll-free (888) 203-1112 or (719) 457-0820. The confirmation code - 2669427 - is required to access the replay. The call will be also archived on SonoSite's website at http://ir.sonosite.com.

About SonoSite

SonoSite, Inc. (www.sonosite.com) is the innovator and world leader in hand-carried ultrasound, with an installed base of more than 25,000 systems. The company, headquartered near Seattle, is represented by eight subsidiaries and a global distribution network in over 75 countries. SonoSite's small, lightweight systems are expanding the use of ultrasound across the clinical spectrum by cost-effectively bringing high performance ultrasound to the point of patient care. The company employs over 500 people worldwide.

Forward-looking Information and the Private Litigation Reform Act of 1995
Certain statements in this press release relating to the market acceptance of our products, possible future sales relating to expected orders, and our future financial position and operating results are "forward-looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the opinions and estimates of our management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. These statements are not guaranties of future performance and are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions. Factors that could affect the rate and extent of market acceptance of our products, the receipt of expected orders, and our financial performance include our ability to successfully manufacture, market and sell our ultrasound systems, our ability to accurately forecast customer demand for our products, our ability to manufacture and ship our systems in a timely manner to meet customer demand, variability in quarterly results caused by the timing of large project orders from governmental or international entities and the seasonality of hospital purchasing patterns, timely receipts of regulatory approvals to market and sell our products, the outcome of the federal appeal of a patent ruling in our favor in a patent infringement case and expenses associated with such appeal, regulatory and reimbursement changes in various national health care markets, constraints in government and public health spending, the ability of our distribution partners and other sales channels such as the physician office sales force to market and sell our products, as well as other factors described under the heading, "Important Factors that May Affect Our Business, Our Results of Operations and Our Stock Price," included in our latest periodic report filed with the Securities and Exchange Commission. We caution readers not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. We undertake no obligation to publicly revise any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.


SonoSite, Inc.
Selected Financial Information


Consolidated Statements of Operations
(in thousands except per share data) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Revenue	$ 40,346	$ 34,809	$ 116,730	$ 102,289
Cost of revenue	11,707	10,297	33,533	30,784
Gross margin	28,639	24,512	83,197	71,505
Gross margin percentage	71.0%	70.4%	71.3%	69.9%
Operating expenses:				
Research and development	5,360	3,803	14,057	11,017
Sales and marketing	20,011	15,464	58,885	50,277
General and administrative	3,859	3,175	11,269	9,656
Total operating expenses	29,230	22,442	84,211	70,950
Other income, net	1,125	454	2,917	352
Income before income taxes	534	2,524	1,903	907
Income tax provision	59	1,078	497	788
Net income	$ 475	$ 1,446	$ 1,406	$ 119
Net income per share:				
Basic	$ 0.03	$ 0.09	$ 0.09	$ 0.01
Diluted	$ 0.03	$ 0.09	$ 0.08	$ 0.01
Weighted average common and potential common shares outstanding:				
Basic	16,366	15,630	16,229	15,461
Diluted	16,903	16,285	16,857	16,100

Non-GAAP Measures:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Stock-based compensation by source:				
Stock options and employee stock purchase plan, resulting from implementation of FAS 123R	1,276	--	3,611	--
Income tax effect	(461)	--	(1,304)	--
	815	--	2,307	--
Restricted stock units	1,038	119	2,128	172
Income tax effect	(375)	(43)	(768)	(62)
	663	76	1,360	110
Stock-based compensation, net of tax*	$ 1,478	$ 76	$ 3,667	$ 110

Stock-based compensation included in operating
  expenses is as follows:

Research and development	548	4	1,250	4
Sales and marketing	749	102	2,159	155
General and administrative	1,017	13	2,330	13
	2,314	119	5,739	172
Income tax effect	(836)	(43)	(2,072)	(62)
Stock-based compensation, net of tax*	$ 1,478	$ 76	$ 3,667	$ 110

* Stock-based compensation, net of tax is a non-GAAP measure. This non-GAAP measure allows for useful comparison
with the 2005 results.

Condensed Consolidated Balance Sheets
(in thousands) (unaudited)

	September 30, 2006	December 31, 2005
Cash and cash equivalents	$ 37,956	$ 26,809
Short-term investment securities	40,679	25,426
Accounts receivable, net	41,556	42,414
Inventories	24,761	20,735
Deferred income taxes	7,136	6,822
Prepaid expenses and other current assets	3,044	2,345
Total current assets	155,132	124,551
Property and equipment, net	8,990	7,388
Investment securities	7,364	18,569
Deferred income taxes	22,348	19,137
Goodwill	2,249	1,751
Other assets	2,949	3,152
Total assets	$ 199,032	$ 174,548
Accounts payable	$ 5,967	$ 4,148
Accrued expenses	12,735	12,467
Deferred revenue	3,125	2,937
Total current liabilities	21,827	19,552
Deferred rent	901	290
Warranty liability, net of current	1,235	507
Deferred revenue, net of current	2,318	2,157
Other non current liabilities	311	--
Total liabilities	26,592	22,506
Shareholders' equity:		
Common stock and additional paid-in capital	228,767	212,868
Deferred stock compensation	--	(2,671)
Accumulated deficit	(57,602)	(59,008)
Accumulated other comprehensive income	1,275	853
Total shareholders' equity	172,440	152,042
Total liabilities and shareholders' equity	$ 199,032	$ 174,548